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   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 3, 1997
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                                 SCHEDULE 13E-3
                         RULE 13-E TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               FINAL AMENDMENT

                          ---------------------------

                      CENTRAL TRACTOR FARM & COUNTRY, INC.
                                (NAME OF ISSUER)

                      CENTRAL TRACTOR FARM & COUNTRY, INC.
                                CT HOLDING, INC.

                             JWC ACQUISITION I, INC.
                               JAMES T. MCKITRICK
                                 DEAN LONGNECKER
                       (NAME OF PERSONS FILING STATEMENT)

                          COMMON STOCK, $0.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   0001555601
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                          ---------------------------

       JAMES T. MCKITRICK           JAMES T. McKITRICK          STEVEN G. SEGAL            STEVEN G. SEGAL
      CENTRAL TRACTOR FARM &         DEAN LONGNECKER           CT HOLDING, INC.        JWC ACQUISITION I, INC.
          COUNTRY, INC.            C/O CENTRAL TRACTOR         C/O J.W. CHILDS            C/O J.W. CHILDS
        3915 DELAWARE AVENUE        FARM & COUNTRY, INC.     EQUITY PARTNERS, L.P.      EQUITY PARTNERS, L.P.
       DES MOINES, IOWA 50316      3915 DELAWARE AVENUE      ONE FEDERAL STREET         ONE FEDERAL STREET
          (515) 266-3101           DES MOINES, IOWA 50316     TWENTY-FIRST FLOOR         TWENTY-FIRST FLOOR
                                       (515) 266-3101          BOSTON, MA 02110           BOSTON, MA 02110
                                                                (617) 753-1100             (617) 753-1100


      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

                          ---------------------------

                                   COPIES TO:

         DAVID C. CHAPIN, ESQ.                     ROBERT L. FRIEDMAN, ESQ.
             ROPES & GRAY                         SIMPSON THACHER & BARTLETT
        ONE INTERNATIONAL PLACE                      425 LEXINGTON AVENUE
           BOSTON, MA 02110                           NEW YORK, NY 10017


This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ]  A tender offer.

d.   [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.[X]

                            CALCULATION OF FILING FEE
--------------------------------------- ----------------------------------------
     TRANSACTION VALUATION                        AMOUNT OF FILING FEE
--------------------------------------- ----------------------------------------
          $51,605,449*                                   $10,321
--------------------------------------- ----------------------------------------

-----------------

* For purposes of calculation of the filing fee only. This transaction relates to the merger (the "Merger") of JWC Acquisition I, Inc. ("Acquisition"), a wholly owned subsidiary of CT Holding Inc. ("Holding"), with and into Central Tractor Farm & Country, Inc. (the "Company"). The "Transaction Valuation" amount referenced above is based upon the product of (i) 3,621,435, the number of outstanding shares of Common Stock, par value $0.01 per share (the "Shares") of the Company (not including Shares held in the treasury of the Company or which prior to consummation of the Merger, will be owned by Acquisition or its affiliates) and (ii) $14.25, the cash price per Share to be paid in the merger. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, the filing fee is determined by multiplying the amount calculated pursuant to the preceding sentence by 1/50th of one percent.
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[X]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1) Amount Previously Paid:        $10,321

     (2) Form or Registration No.:      Schedule 14C

     (3) Filing Party:                  Central Tractor Farm & Country, Inc.

     (4) Date Filed:                    December 23, 1996





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        This Final Amendment supplements and amends the Rule 13E-3  Transaction
Statement, as previously amended and supplemented (the "Statement") which was filed jointly by Central Tractor Farm & Country, Inc., a Delaware corporation (the "Company"), CT Holding, Inc. (formerly named JWC Holdings I, Inc.), a Delaware corporation ("Holding"), JWC Acquisition I, Inc., a Delaware corporation and a wholly owned subsidiary of Holding ("Acquisition"), James T. McKitrick and Dean Longnecker, and relates to the merger (the "Merger"), of Acquisition with and into the Company with the result being that the Company is a wholly owned subsidiary of Holding.


        All information set forth below should be read in conjunction with the information contained or incorporated by reference in the Statement as previously amended.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

        Item 3(a)(2) of the Statement is hereby amended and supplemented as follows:

        On March 27, 1997, the Company announced the completion of the Merger of Acquiror with and into the Company, with the Company as the surviving corporation. As a result of the Merger, stockholders of record of Company Common Stock at the Effective Time will receive $14.25 in cash, without interest, for each outstanding share of Company Common Stock (other than shares held by J.W. Childs Equity Partners, L.P., Holding, Acquiror or any of their wholly owned subsidiaries and shares held in the treasury of the Company or by any of its wholly owned subsidiaries, and shares held by dissenting stockholders, if any).

ITEM 5.   PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

        Item 5 of the Statement is hereby amended and supplemented as follows:

        (a) The Merger was consummated by the filing of a certificate of merger with the Secretary of State of the State of Delaware on March 27, 1997.

        (f)     A Certificate and Notice of Termination of Registration under
                Section 12(g) of the Securities Exchange Act of 1934 on Form 15 was filed by the Company with the Securities and Exchange Commission on April 4, 1997.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 10(a) of the Statement is hereby amended and supplemented as follows:

        As a result of the Merger and the transactions consummated in connection therewith, all of the Company's outstanding common stock is currently directly owned by Holding. On a fully diluted basis, immediately after giving effect to the Merger, Holding was owned approximately 85% by J.W. Childs Equity Partners, L.P. and its affiliates, approximately 7% by affiliates of Fleet and approximately 8% by members of the Company's management.




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                                  SIGNATURE*

        AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIED THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                        CENTRAL TRACTOR FARM AND
                                        COUNTRY, INC.


                                        By: /s/ James T. McKitrick
                                            ---------------------------
                                            Name:  James T. McKitrick
                                            Title: President and Chief
                                                   Executive Officer

                                        CT HOLDING, INC.

                                        By: /s/ Steven G. Segal
                                            ---------------------------
                                            Name:  Steven G. Segal
                                            Title: President

                                            /s/ James T. McKitrick
                                        -------------------------------
                                                James T. McKitrick


                                            /s/ Dean Longnecker
                                        -------------------------------
                                                Dean Longnecker

Date:  April 3, 1997


* Amendment No. 3 to the Rule 13e-3 Transaction Statement was signed by the Company, Acquiror, Holding, James T. McKitrick and G. Dean Longnecker. Since the corporate existence of Acquiror terminated at the Effective Time, only the Company, Holding, James T. McKitrick and G. Dean Longnecker are signing this Final Amendment.





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